SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Interim Financial Statements for the Quarter and Six-month Period Ended June 30, 2004 and Independent Accountants’ Review Report” dated on September 1, 2004.

( Convenience Translation into English from the Original Previously Issued in Portuguese)

Telecomunicações de São Paulo S.A. - Telesp

Interim Financial Statements for the Quarter and Six-month Period Ended June 30, 2004 and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of

Telecomunicações de São Paulo S.A. - Telesp

São Paulo - SP

1.	We have performed a special review of the accompanying interim financial statements of Telecomunicações de São Paulo S.A. - Telesp and subsidiaries (Company and consolidated), consisting of the balance sheets as of June 30, 2004, the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.	We had previously reviewed the Company and consolidated balance sheets as of March 31, 2004, and the Company and consolidated statements of income for the quarter and six-month period ended June 30, 2003, presented for comparative purposes, and issued unqualified review reports thereon, dated April 30, 2004 and July 18, 2003, respectively.

5.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 26, 2004

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2004

(In thousands of Brazilian reais - R$)

(Unaudited)

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
ASSETS
CURRENT ASSETS	4,401,094	4,749,749	4,426,383	4,771,414

Cash and cash equivalents	644,789	780,795	673,730	809,196
Trade accounts receivable, net	2,595,336	2,669,540	2,605,874	2,678,824
Deferred and recoverable taxes	805,263	925,440	826,612	946,333
Loans receivable	31,268	31,840	—	—
Other recoverable amounts	63,075	69,758	65,442	70,675
Inventories	104,552	108,481	106,025	110,028
Other	156,811	163,895	148,700	156,358

NONCURRENT ASSETS	751,053	734,763	858,679	843,391

Deferred and recoverable taxes	360,580	361,609	381,831	382,782
Escrow deposits	305,074	293,518	305,710	294,144
Receivables from related parties	51,212	50,680	49,223	50,538
Other	34,187	28,956	121,915	115,927

PERMANENT ASSETS	14,209,366	14,646,264	14,134,515	14,572,313

Investments	346,121	344,485	168,199	164,036
Property, plant and equipment, net	13,724,635	14,150,555	13,811,357	14,240,139
Deferred charges	138,610	151,224	154,959	168,138

TOTAL ASSETS	19,361,513	20,130,776	19,419,577	20,187,118

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2004

(In thousands of Brazilian reais - R$)

(Unaudited)

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES	5,240,180	5,696,265	5,267,124	5,721,788

Loans and financing	2,361,486	1,800,379	2,361,486	1,800,379
Accounts payable and accrued expenses	985,967	1,069,455	1,001,325	1,085,478
Taxes payable	809,477	781,189	815,437	785,535
Profit participation payable	441,444	1,276,928	441,444	1,276,928
Reserve for contingencies	33,957	51,036	34,035	51,105
Payables to related parties	28,143	21,309	27,558	20,934
Payroll and related charges	129,474	106,292	131,244	107,423
Consignments for third parties	170,731	183,328	171,322	183,855
Unrealized losses on derivatives	187,988	323,309	187,988	323,309
Other	91,513	83,040	95,285	86,842

LONG-TERM LIABILITIES	1,822,800	1,744,966	1,836,450	1,758,315

Loans and financing	892,189	861,875	892,189	861,875
Taxes payable	28,037	29,193	28,037	29,193
Reserve for contingencies	737,097	702,505	737,167	702,573
Payables to related parties	56,859	45,232	56,862	45,283
Other	108,618	106,161	122,195	119,391

DEFERRED INCOME	—	—	17,470	17,470

SHAREHOLDERS’ EQUITY	12,296,919	12,687,931	12,296,919	12,687,931

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,744,522	2,744,321	2,744,522	2,744,321
Profit reserves	550,498	550,498	550,498	550,498
Retained earnings	3,023,825	3,415,038	3,023,825	3,415,038

FUNDS FOR CAPITALIZATION	1,614	1,614	1,614	1,614

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,361,513	20,130,776	19,419,577	20,187,118

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30, 2004 AND 2003

(In thousands of Brazilian reais - R$, except for per share data)

(Unaudited)

	Company		Consolidated
	Jun./2004	Jun./2003	Jun./2004	Jun./2003
GROSS OPERATING REVENUE	4,362,805	3,784,755	4,390,893	3,803,362

Telecommunication services/sales revenue	4,362,805	3,784,755	4,390,893	3,803,362
Revenue deductions	(1,214,042)	(1,027,204)	(1,219,965)	(1,028,561)

OPERATING REVENUE, NET	3,148,763	2,757,551	3,170,928	2,774,801
Cost of services provided and of sales	(1,764,261)	(1,619,194)	(1,771,646)	(1,627,191)

GROSS PROFIT	1,384,502	1,138,357	1,399,282	1,147,610

OPERATING EXPENSES	(653,499)	(593,087)	(669,659)	(604,688)

Selling	(355,909)	(307,577)	(376,116)	(317,434)
General and administrative	(238,072)	(210,735)	(238,199)	(208,469)
Results from investments accounted for under the equity method	1,635	(5,294)	4,331	(4,560)
Other, net	(61,153)	(69,481)	(59,675)	(74,225)

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES	731,003	545,270	729,623	542,922
Financial expenses, net	(408,698)	(166,701)	(409,546)	(165,426)

INCOME FROM OPERATIONS	322,305	378,569	320,077	377,496
Nonoperating income, net	7,866	10,344	7,881	10,434

INCOME BEFORE TAXES	330,171	388,913	327,958	387,930
Income and social contribution taxes	(107,814)	(129,628)	(105,601)	(128,645)
Reversal of interest on capital	295,800	—	295,800	—

NET INCOME	518,157	259,285	518,157	259,285

NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	493,592,279	493,592,280

EARNINGS PER THOUSAND SHARES - R$	1.05	0.53

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(In thousands of Brazilian reais - R$, except for per share data)

(Unaudited)

	Company		Consolidated
	Jun./2004	Jun./2003	Jun./2004	Jun./2003
GROSS OPERATING REVENUE	8,860,225	7,433,883	8,911,312	7,472,396

Telecommunication services/sales revenue	8,860,225	7,433,883	8,911,312	7,472,396
Revenue deductions	(2,464,284)	(2,013,972)	(2,474,221)	(2,016,854)

OPERATING REVENUE, NET	6,395,941	5,419,911	6,437,091	5,455,542
Cost of services provided and of sales	(3,601,825)	(3,185,953)	(3,614,591)	(3,199,469)

GROSS PROFIT	2,794,116	2,233,958	2,822,500	2,256,073

OPERATING EXPENSES	(1,346,035)	(1,188,299)	(1,379,144)	(1,213,464)

Selling	(741,909)	(571,567)	(785,911)	(586,284)
General and administrative	(474,324)	(481,595)	(477,529)	(484,407)
Results from investments accounted for under the equity method	(9,936)	(4,028)	3,123	(4,329)
Other, net	(119,866)	(131,109)	(118,827)	(138,444)

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES	1,448,081	1,045,659	1,443,356	1,042,609
Financial expenses, net	(490,240)	(347,104)	(491,980)	(344,599)

INCOME FROM OPERATIONS	957,841	698,555	951,376	698,010
Nonoperating income, net	17,055	21,228	17,102	21,318

INCOME BEFORE TAXES	974,896	719,783	968,478	719,328
Income and social contribution taxes	(333,958)	(239,926)	(327,540)	(239,471)
Reversal of interest on capital	295,800	—	295,800	—

NET INCOME	936,738	479,857	936,738	479,857

NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	493,592,279	493,592,280

EARNINGS PER THOUSAND SHARES - R$	1.90	0.97

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2004

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1.	OPERATIONS AND BACKGROUND

a)	Formation of the Company, its controlling shareholders and corporate restructuring

Telecomunicações de São Paulo S.A. - Telesp, hereafter denominated the “Company” or “Telesp”, is controlled by Telefónica S.A., which, as of June 30, 2004, holds, directly and indirectly, 84.71% of the common shares and 88.90% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly-held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the Securities and Exchange Commission - SEC, in the United States of America, and its American Depository Shares - ADSs, level II, are traded on the New York Stock Exchange - NYSE.

The Company’s activities are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), in accordance with the terms of the concession granted by the Federal Government.

The Company is a concessionaire of the fixed-switch telephone service (STFC) of region 3, which comprises the State of São Paulo, in sectors 31, 32 and 34 as established in the General Concession Plan (PGO).

The STFC concession agreement in effect until December 31, 2005 is extendable for an additional period of 20 years, until December 31, 2025, for a cost corresponding to annual payment of 2% of the revenue of the preceding year, net of taxes. The first installment should be paid on April 31, 2007, and the subsequent ones every 24 months thereafter.

b)	The telecommunication services subsidiaries

Assist Telefônica S.A.: a wholly-owned subsidiary incorporated as a closely-held company, mainly engaged in providing the following services: technical assistance for installation, operation and maintenance of internal telephony, data and IT networks; value-added services, including those related to internet content, connection and access, as well as technology services and all the necessary support related to the internet; installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of general telecommunications and IT equipment and devices.

Aliança Atlântica Holding B.V.: a company headquartered in Amsterdam, Netherlands, is a joint venture formed in 1997 by Telebrás and Portugal Telecom, where each company had a 50% interest. As a result of the spin-off of Telebrás in February 1998, its interest in Aliança Atlântica was transferred to the Company. Currently, the Company has a 50% interest in Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

Telecomunicações de São Paulo S.A. - Telesp

Companhia Aix de Participações: On June 30, 2001, the Company made a capital contribution of 32% to Companhia Aix de Participações with advances owed by Barramar S.A., which were recorded under property, plant and equipment for the direct and indirect development of activities related to the construction, conclusion and operation of underground duct networks for fiber optic cables. In November and December 2003, Companhia Aix de Participações underwent several corporate restructurings, in which the Company became the holder of 50% of its capital.

2.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The individual (Company) and consolidated interim financial statements have been prepared in accordance with Brazilian accounting practices, rules applicable to concessionaires of public telecommunications services, and standards and accounting procedures established by the CVM.

The consolidated interim financial statements include the balances and transactions of the wholly-owned subsidiary Assist Telefônica S.A. and the jointly-controlled subsidiaries Aliança Atlântica Holding B.V. and Companhia Aix de Participações, which were fully or proportionally consolidated in accordance with CVM Instruction No. 247/96 rules.

All assets, liabilities, revenues and expenses from transactions between the consolidated companies were eliminated in consolidation.

3.	SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements as of June 30, 2004 have been prepared in accordance with the principles, practices and criteria consistently applied to the financial statements for the prior year and should be analyzed together with those financial statements.

4.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
Cash and banks	72,869	18,548	82,452	24,734
Temporary cash investments	571,920	762,247	591,278	784,462

Total	644,789	780,795	673,730	809,196

Temporary cash investments are comprised of highly liquid investments.

Telecomunicações de São Paulo S.A. - Telesp

5.	TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
Unbilled	1,013,224	980,624	1,008,539	977,224
Billed	2,161,202	2,272,962	2,206,843	2,314,868

Gross accounts receivable	3,174,426	3,253,586	3,215,382	3,292,092
Allowance for doubtful accounts	(579,090)	(584,046)	(609,508)	(613,268)

Total	2,595,336	2,669,540	2,605,874	2,678,824

Current	1,916,344	1,883,208	1,917,210	1,889,695
Past due - 1 to 30 days	468,592	469,178	475,824	474,492
Past due - 31 to 60 days	127,422	177,723	129,504	177,980
Past due - 61 to 90 days	67,412	93,960	68,366	94,135
Past due - 91 to 120 days	33,634	41,073	34,450	41,270
Past due - more than 120 days	561,022	588,444	590,028	614,520

Total	3,174,426	3,253,586	3,215,382	3,292,092

The Company has receivable and payable balances under negotiation with Empresa Brasileira de Telecomunicações S.A. - Embratel. Amounts receivable and payable are recorded based on studies prepared by the Company and significant changes to such amounts are not expected. The related amounts receivable from Embratel are shown as current in the table above, amounting to R$68,258 as of June 30, 2004.

6.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
Income tax withheld at source	27,989	18,638	28,456	18,945
Prepaid income tax	112,989	170,901	113,564	174,004
Prepaid social contribution tax	38,831	22,799	38,831	23,250

Deferred taxes	722,108	800,208	761,524	837,235

Tax loss carryforward credits	54,926	65,062	70,533	80,612
Social contribution tax loss credits	19,813	23,454	25,432	29,053
Tax credit from corporate restructuring	87,872	153,776	87,872	153,776
Reserve for contingencies	248,722	242,768	248,773	242,815
Post-retirement benefit plans	29,940	28,977	29,940	28,977
Income tax on other temporary differences	206,496	210,420	219,834	222,060
Social contribution tax on other temporary differences	74,339	75,751	79,140	79,942

State VAT (*)	262,879	274,097	264,537	274,844
Other	1,047	406	1,531	837

Total	1,165,843	1,287,049	1,208,443	1,329,115

Current	805,263	925,440	826,612	946,333
Long term	360,580	361,609	381,831	382,782

(*)	Refers to VAT credits on the acquisition of property, plant and equipment items; recovery occurs monthly over a 48 month period.

Telecomunicações de São Paulo S.A. - Telesp

Deferred income and social contribution tax credits

According to the tax legislation in force, tax losses can be offset against future taxable income, up to the annual limit of 30% of these future profits.

Considering the existence of taxable income in four out of the last five fiscal years and the expected generation of taxable income discounted to present value, based on a technical feasibility study, as provided for in CVM Instruction No. 371/02, the Company estimates the realization of the deferred tax credits as of June 30, 2004 as follows:

Year	Company	Consolidated
2004 (*)	402,646	402,646
2005	117,486	136,198
2006	110,406	125,374
2007	85,153	90,889
2008	6,417	6,417

Total	722,108	761,524

(*)	From July to December 2004.

The recoverable amounts above are based on projections that are subject to changes in the future.

Tax credit from corporate restructuring

The corporate restructuring in 1999 was carried out in a manner to avoid that the amortization of the transferred goodwill would adversely affect the Company’s future results and the payment of dividends to its shareholders, and to ensure the realization of the tax credit used to increase capital.

The accounting records maintained for the Company’s corporate and tax purposes include specific accounts related to transferred goodwill and the related reserve, as well as the corresponding amortization, reversal of reserve and tax credit. The balances are as follows:

	Company/Consolidated
	Jun./2004	Mar./2004
Effects on balance sheet:
Goodwill	266,279	465,988
Reserve	(178,407)	(312,212)

Net	87,872	153,776

Telecomunicações de São Paulo S.A. - Telesp

	Company/Consolidated
	Jun./2004	Jun./2003
Effect on income:
Goodwill amortization	(399,419)	(399,419)
Reversal of reserve	267,611	267,611
Tax credit	135,802	135,802

Effect on income	3,994	3,994

For purposes of calculation of the transferred tax credit, the tax rates applied were 25% for income tax and 8% for social contribution tax, in accordance with the tax legislation in force on the merger date. The current social contribution tax rate is 9%.

Due to this change, as shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, in the first half of 2004, resulted in an increase in net income and, consequently, in the calculation basis for mandatory minimum dividends.

For a better presentation of the Company’s financial position and results of operations, the net amount of R$87,872 (R$153,776 as of March 31, 2004) which, in essence, represents the transferred tax credit, was recorded in the balance sheet in current assets as deferred and recoverable taxes. Amortization of goodwill, reversal of the reserve and the corresponding tax credit are included as operating income and expense in the statements of income.

Realization of tax credit

On November 25, 1999, SP Telecomunicações Holding S.A. (currently SP Telecomunicações Holding Ltda.) assumed the commitment to reimburse the Company in case the tax benefit derived from the goodwill amortization is not fully used within the 60-month period set forth for the use of the benefit. No credit related to the refund was recorded in the Company’s assets as of June 30, 2004, since management believes that the tax benefit will be fully used in the 60-month period set forth for the goodwill amortization.

7.	OTHER RECOVERABLE AMOUNTS

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
Advances to employees	14,259	6,329	14,450	6,361
Advances to suppliers	41,845	28,749	42,285	29,189
Other advances	648	25,233	775	25,236
Other	6,323	9,447	7,932	9,889

Total current	63,075	69,758	65,442	70,675

Telecomunicações de São Paulo S.A. - Telesp

8.	INVENTORIES

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
Consumable supplies	117,738	120,233	117,805	120,300
Resale items	143,125	147,783	155,223	159,955
Scrap	568	499	568	499
Public telephone prepaid cards	6,359	6,039	6,359	6,039
Allowance for reduction to realizable value	(163,238)	(166,073)	(173,930)	(176,765)

Total current	104,552	108,481	106,025	110,028

9.	OTHER ASSETS

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
Prepaid expenses	68,125	59,138	62,892	53,333
Receivables from Barramar S.A. (*)	—	—	90,763	90,576
Receivables from affiliates - current	68,481	69,942	64,841	66,850
Repass of loans in foreign currency	5,013	4,682	5,013	4,682
Net tax incentives after allowance	411	411	411	411
Amounts linked to National Treasury	7,963	7,807	7,963	7,807
Receivables from sale of properties	13,465	22,397	13,465	22,397
Other	27,540	28,474	25,267	26,229

Total	190,998	192,851	270,615	272,285

Current	156,811	163,895	148,700	156,358
Long term	34,187	28,956	121,915	115,927

(*)	Refer to receivables from Barramar S.A., in the amount of R$139,563, recorded by Companhia Aix de Participações, net of allowance for investment losses recorded by the Company in the amount of R$48,800, to cover probable losses on realization of such receivables (see Note 11).

10.	ESCROW DEPOSITS

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
Civil litigation	33,396	33,475	33,420	33,499
Tax litigation	213,808	207,373	214,360	207,924
Labor claims	57,870	52,670	57,930	52,721

Total long term	305,074	293,518	305,710	294,144

Telecomunicações de São Paulo S.A. - Telesp

11.	INVESTMENTS

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
In subsidiaries/affiliates carried under the equity method	252,335	250,699	—	—

Aliança Atlântica Holding B.V.	79,397	73,081	—	—
Assist Telefônica S.A.	110,054	114,700	—	—
Companhia Aix de Participações	129,153	129,187	—	—
Negative goodwill on acquisition of shares - Companhia Aix de Participações	(17,469)	(17,469)	—	—
Allowance for losses - Companhia Aix de Participações (*)	(48,800)	(48,800)	—	—

Investments carried at cost	93,786	93,786	168,199	164,036

Portugal Telecom	75,362	75,362	149,775	145,612
Other companies	29,149	29,149	29,149	29,149
Other investments	3,360	3,360	3,360	3,360
Tax incentives	15,164	15,164	15,164	15,164
Allowance for losses	(29,249)	(29,249)	(29,249)	(29,249)

Total	346,121	344,485	168,199	164,036

(*)	In consolidation, the allowance for investment losses is offset against receivables from Barramar S.A. recorded under other assets (Note 9).

The negative goodwill on the acquisition of shares of Companhia Aix de Participações recorded by the Company was allocated to “Deferred income” in the consolidated balance sheet.

The principal financial information on the subsidiaries/affiliates, as of June 30, 2004 and March 31, 2004, is as follows:

	Jun./2004			Mar./2004
	Aliança Atlântica	Assist Telefônica	Companhia Aix	Aliança Atlântica	Assist Telefônica	Companhia Aix
Paid-up capital	151,808	184,000	460,929	143,314	184,000	460,929
Retained earnings (deficit)	6,987	(73,947)	(202,623)	2,849	(69,300)	(202,555)

Shareholders’ equity	158,795	110,053	258,306	146,163	114,700	258,374

Shares (millions):
Number of subscribed shares	88	212,421	298,562	88	212,421	298,562
Number of common shares owned	44	212,421	149,281	44	212,421	149,281
Ownership	50%	100%	50%	50%	100%	50%

	Jun./2004			Jun./2003
	Aliança Atlântica	Assist Telefônica	Companhia Aix	Aliança Atlântica	Assist Telefônica	Companhia Aix
Net income (loss)	3,970	(12,812)	(4,464)	2,330	(863)	4,136

Telecomunicações de São Paulo S.A. - Telesp

Results of the equity method pick-up for the Company are as follows:

	Jun./2004	Jun./2003
Aliança Atlântica (exchange variation)	5,108	(6,638)
Assist Telefônica	(12,812)	(863)
Companhia Aix de Participações	(2,232)	3,473

	(9,936)	(4,028)

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Company
	Annual depreciation rates - %	Jun./2004			Mar./2004
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		37,303,346	(23,883,018)	13,420,328	37,108,901	(23,277,662)	13,831,239

Switching and transmission equipment	12.50	15,441,052	(10,990,155)	4,450,897	15,368,413	(10,712,337)	4,656,076
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,156,188	(7,477,656)	3,678,532	11,132,801	(7,326,617)	3,806,184
Transmission equipment - modems	20.00	495,912	(335,140)	160,772	478,032	(320,096)	157,936
Underground and marine cables, poles and towers	5.00 to 6.67	387,591	(191,676)	195,915	387,489	(187,833)	199,656
Subscriber, public and booth equipment	12.50	1,712,204	(899,946)	812,258	1,683,396	(854,096)	829,300
IT equipment	20.00	446,486	(366,532)	79,954	441,833	(354,127)	87,706
Buildings and underground cables	4.00	6,256,872	(3,069,548)	3,187,324	6,237,608	(3,014,615)	3,222,993
Vehicles	20.00	50,968	(41,196)	9,772	53,303	(44,017)	9,286
Land	—	257,097	—	257,097	256,962	—	256,962
Other	10.00 to 20.00	1,098,976	(511,169)	587,807	1,069,064	(463,924)	605,140
Construction in progress	—	304,307	—	304,307	319,316	—	319,316

Total		37,607,653	(23,883,018)	13,724,635	37,428,217	(23,277,662)	14,150,555

Average depreciation rates - %		10.47			10.47

Assets fully depreciated		11,389,188			10,739,992

	Consolidated
	Annual depreciation rates - %	Jun./2004n			Mar./2004
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		37,391,679	(23,902,001)	13,489,678	37,196,229	(23,292,697)	13,903,532

Switching and transmission equipment	12.50	15,441,119	(10,990,157)	4,450,962	15,368,480	(10,712,338)	4,656,142
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,158,543	(7,478,328)	3,680,215	11,135,138	(7,327,230)	3,807,908
Transmission equipment - modems	20.00	495,912	(335,140)	160,772	478,032	(320,096)	157,936
Underground and marine cables, poles and towers	5.00 to 6.67	387,591	(191,676)	195,915	387,489	(187,833)	199,656
Subscriber, public and booth equipment	12.50	1,712,210	(899,948)	812,262	1,683,402	(854,098)	829,304
IT equipment	20.00	447,704	(367,288)	80,416	442,929	(354,825)	88,104
Buildings and underground cables	4.00	6,256,922	(3,069,560)	3,187,362	6,237,659	(3,014,626)	3,223,033
Vehicles	20.00	51,221	(41,257)	9,964	53,556	(44,066)	9,490
Land	—	257,097	—	257,097	256,962	—	256,962
Other	10.00 to 20.00	1,183,360	(528,647)	654,713	1,152,582	(477,585)	674,997
Construction in progress	—	321,679	—	321,679	336,607	—	336,607

Total		37,713,358	(23,902,001)	13,811,357	37,532,836	(23,292,697)	14,240,139

Average depreciation rates - %		10.49			10.48

Assets fully depreciated		11,389,188			10,739,992

Telecomunicações de São Paulo S.A. - Telesp

Reversible assets

The Concession Agreement establishes that every asset held by the Company that is essential for providing the services described in said agreement should be considered reversible and comprises the assets of the respective concession. These assets will automatically revert to ANATEL upon the concession agreement expiration. As of June 30, 2004, the net book value of reversible assets is estimated at R$10,992,184 (R$11,385,489 as of March 31, 2004), comprised of switching and transmission equipment, terminals for public use, external network equipment, energy equipment and system and operation support equipment.

13.	DEFERRED CHARGES

Deferred charges as of June 30 and March 31, 2004 are comprised as follows:

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
Preoperating expenses	31,614	34,403	38,545	41,571

Cost	55,788	55,788	65,240	65,240
Accumulated amortization	(24,174)	(21,385)	(26,695)	(23,669)

Transferred goodwill - Ceterp S.A.	45,319	53,330	45,319	53,330

Cost	187,951	187,951	187,951	187,951
Accumulated amortization	(142,632)	(134,621)	(142,632)	(134,621)

Goodwill on acquisition of IP network	61,677	63,491	61,677	63,491

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(10,884)	(9,070)	(10,884)	(9,070)

Other	—	—	9,418	9,746

Cost	—	—	12,059	12,059
Accumulated amortization	—	—	(2,641)	(2,313)

	138,610	151,224	154,959	168,138

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization began in May 2002, and is recognized over a period of 60 months.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges since Certerp was merged into the Company on November 30, 2000. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets and customer portfolio for the “Switched IP” and “Speedy Link” services of Telefônica Empresas S.A. The portion of the acquired business which refers to the customer portfolio was treated as goodwill and recorded in deferred charges. According to the appraisal report, this goodwill, based on expected future profitability, is amortized over 120 months.

Telecomunicações de São Paulo S.A. - Telesp

14.	LOANS AND FINANCING

Company/Consolidated				Balance as of Jun./2004
	Currency	Annual interest rate -%	Maturity	Current	Long term	Total

Mediocrédito	US$	1.75	2014	10,016	84,119	94,135
CIDA	CAN$	3.00	2005	1,329	318	1,647
Comtel	US$	10.75	2004	992,909	—	992,909
Other loans in foreign currency			Up to 2009	1,357,232	807,752	2,164,984

Total				2,361,486	892,189	3,253,675

Company/Consolidated				Balance as of Mar./2004
	Currency	Annual interest rate -%	Maturity	Current	Long term	Total

Mediocrédito	US$	1.75	2014	8,992	78,735	87,727
CIDA	CAN$	3.00	2005	1,092	472	1,564
Comtel	US$	10.75	2004	905,388	—	905,388
Other loans in foreign currency			Up to 2009	884,907	782,668	1,667,575

Total				1,800,379	861,875	2,662,254

The composition of other loans in foreign currency is as follows:

Company/Consolidated	Currency	Annual interest rate - %	Principal	Interest	Balance Jun./2004
Resolution No. 2,770	USD	0.04 to 10.55	963,048	28,311	991,359
Resolution No. 2,770	JPY	1.30 to 1.40	180,931	448	181,379
Resolution No. 4,131	USD	Libor + 1.00 + 5 commission + income tax	62,116	7,730	69,846
Import financing	USD	9.17 + income tax	4,030	1,204	5,234
Import financing	USD	Libor + 0.25 + income tax to Libor + 1.75 + income tax	27,865	443	28,308
Debt assumption	USD	8.62 to 27.50	79,866	24,492	104,358
“Untied Loan” - JBIC	JPY	Libor + 1.25	780,055	4,445	784,500

			2,097,911	67,073	2,164,984

Company/Consolidated	Currency	Annual interest rate -%	Principal	Interest	Balance Mar./2004
Resolution No. 2,770	US$	2.38 to 15.45	528,321	33,538	561,859
Resolution No. 4,131	US$	Libor + 1.00 + 5 commission + income tax to Libor + 3.13	116,344	8,163	124,507
Import financing	US$	7.38 to 9.17 + income tax	18,073	3,136	21,209
Import financing	US$	Libor + 0.25 + income tax to Libor + 1.75 + income tax	32,794	249	33,043
Debt assumption	US$	8.45 to 27.50	129,458	34,706	164,164
“Untied Loan” - JBIC	JPY	Libor + 1.25	760,986	1,807	762,793

			1,585,976	81,599	1,667,575

Telecomunicações de São Paulo S.A. - Telesp

Loans and financing with Comtel are guaranteed by Telebrás and those with Mediocrédito are guaranteed by the Federal Government.

Long-term debt maturities

Year	Amounts
2005	182,841
2006	213,764
2007	151,175
2008	151,175
Starting 2009	193,234

892,189

15.	TAXES PAYABLE

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
Taxes on income:
Income tax payable	117,319	94,879	117,506	94,879
Social contribution tax payable	42,736	34,239	42,806	34,239

Deferred taxes on income:
Income tax payable	22,367	23,217	22,367	23,217
Social contribution tax payable	8,051	8,357	8,051	8,357

Indirect taxes:
Value-added tax (State tax)	575,669	569,757	577,389	570,614
Taxes on revenue	56,978	63,693	59,826	66,230
Other	14,394	16,240	15,529	17,192

Total	837,514	810,382	843,474	814,728

Current	809,477	781,189	815,437	785,535
Long term	28,037	29,193	28,037	29,193

Deferred taxes payable refer to amounts from special monetary restatement as per Law No. 8,200/91.

Telecomunicações de São Paulo S.A. - Telesp

16.	PAYROLL AND RELATED CHARGES

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
Wages, salaries and other compensation	16,862	20,519	17,114	20,728
Payroll charges	69,003	58,250	70,023	58,945
Accrued benefits	3,476	2,879	3,498	2,900
Employee profit sharing	40,133	24,644	40,609	24,850

Total	129,474	106,292	131,244	107,423

17.	CONSIGNMENTS FOR THIRD PARTIES

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./2004
Guarantees and deposits	11,573	8,830	11,573	8,830
Amounts charged to users	103,679	117,174	103,679	117,174
Retentions	53,632	55,246	54,223	55,773
Other consignments	1,847	2,078	1,847	2,078

Total	170,731	183,328	171,322	183,855

18.	PROFIT PARTICIPATION PAYABLE

	Company/Consolidated
	Jun./2004	Mar./2004
Interest on capital	219,878	1,088,530

Telefónica Internacional S.A.	—	624,534
SP Telecomunicações Holding S.A.	—	194,347
Minority shareholders	219,878	269,649

Dividends:
Minority shareholders	221,566	188,398

Total	441,444	1,276,928

19.	RESERVE FOR CONTINGENCIES

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil proceedings filed with different courts. The Company’s management, based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable and, on a conservative basis, in certain cases where risks are considered possible or remote, as follows:

	Nature
Consolidated	Labor	Tax	Civil	Total
Balances as of March 31, 2004	196,809	494,538	62,331	753,678

Additions	22,467	2,736	8,510	33,713
Write-offs	(7,528)	(812)	(26,474)	(34,814)
Monetary restatement	7,181	8,285	3,159	18,625

Balances as of June 30, 2004	218,929	504,747	47,526	771,202

Current	30,025	65	3,945	34,035
Long term	188,904	504,682	43,581	737,167

Telecomunicações de São Paulo S.A. - Telesp

19.1.	Labor contingencies

The Company has various labor contingencies, with R$218,790 (R$218,929 - consolidated) reserved to cover probable losses. The amounts involved and the respective degree of risk are as follows:

	Amount
Risk	Telesp	Assist	Total
Remote	1,568,492	3,472	1,571,964
Possible	81,773	—	81,773
Probable	218,790	139	218,929

Total	1,869,055	3,611	1,872,666

These contingencies involve various actions, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

19.2.	Tax contingencies

	Amount
Risk	Telesp	Assist	Total
Remote	772,571	—	772,571
Possible	902,785	11,237	914,022
Probable	504,747	—	504,747

Total	2,180,103	11,237	2,191,340

The amount of R$504,747 as of June 30, 2004 includes contingencies classified by management as probable risk, as well as certain cases related to lawsuits filed by the Company, even when the risks are classified as possible (items “a”, “b”, “k” and “n”).

Telecomunicações de São Paulo S.A. - Telesp

The principal tax contingencies for which the risks are considered remote, possible and probable by management and its legal counsel are as follows:

•	Claims by the National Institute of Social Security (INSS), amounting to R$600,383, referring to:

a)	Collection of Work Accident Insurance (SAT) and the assessment of joint liability for social security contributions allegedly not paid by contracted third parties, for which the risk is considered possible, amounting to approximately R$265,786. Due to a partially unfavorable decision, management classified R$92,557 of the total contingency as a probable risk, and recognized a reserve in the same amount to cover possible losses.

b)	Social security contributions on the payment of compensation arising from the replacement of salary losses originating from the government’s economic stabilization plans, “Plano Verão” and “Plano Bresser”, amounting to approximately R$122,847, for which the risk is considered possible. Due to decisions made by higher courts and an unfavorable decision obtained by another Group company in a similar case, management decided to classify R$84,579 of the contingency as a probable risk, and recognized a reserve in the same amount to cover possible losses.

c)	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amounts of approximately R$44,543 and R$1,367, for which the risk is considered possible and probable, and which are in the lower court and in the last administrative instance, respectively.

d)	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$165,840, for which the risk is considered possible. This process is at the second administrative level.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$659,904, referring to:

e)	Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$150,619 for the period from November to December 1996 and from January 1997 to March 1998, considered as a possible risk, and to R$161,450 for the period from April 1998 to December 1999, considered as a remote risk. The first claim is in the first administrative instance and the second claim is in the second instance.

f)	Assessment, on February 29, 2000, demanding payment of the ICMS allegedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$255,419, considered as a remote risk. The claim is in the first administrative instance.

Telecomunicações de São Paulo S.A. - Telesp

g)	Assessment, on July 2, 2001, demanding the difference in ICMS paid without late-payment penalty, amounting to R$5,067, considered as a possible risk. The claim is in the lower court.

h)	Infraction notice related to the use of credits in the period from January to April 2002, in the amount of R$27,018, for which the risk is considered remote. The claim is in the second administrative instance.

i)	Infraction notice related to the use of ICMS credits on acquisition of consumable materials, in the amount of R$9,931, for which the risk is considered possible. The claim is in the second administrative instance.

j)	Infraction notice related to the nonreversal of ICMS credits in proportion to sales and exempt and services not taxed in the period from January 1999 to June 2000, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$50,400. The risk is considered possible by legal counsel. The claim is in the first administrative instance.

•	Litigation at the Federal and Municipal levels in the amount of R$325,090:

k)	The Company filed a lawsuit challenging the expansion of the COFINS and PIS (taxes on revenue) (PIS - through November 2002) tax basis, requiring the inclusion of financial and securitization income and exchange gains, instead of only on operating revenues. Despite the injunction obtained suspending the change in the calculation method, the Company considered the risk as possible and recognized a reserve of R$221,959 in case the final court decision is unfavorable to the Company.

l)	FINSOCIAL, now COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$15,144, considered as a possible loss. The claim is in the second administrative instance.

m)	Litigation contesting the incidence of taxation for corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation applies to services. The Company considers this case as a probable loss, and has reserved the amount of R$69,355. The claim is in the second administrative instance.

Telecomunicações de São Paulo S.A. - Telesp

n)	Lawsuit filed to obtain a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Economic Domain Intervention Contribution Tax (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of the referred tax is clear. The lawsuit also requests approval to offset, against other taxes payable, the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Although the risk of loss is considered as possible, the Company recognized a reserve for the unpaid amounts, in the amount of R$9,669. The claim is in the lower court.

o)	At the municipal level, the Company has contingencies related to real estate tax (IPTU) in the amount of R$643, which have all been accrued due to the existence of favorable and unfavorable decisions in relation to the Company’s position.

p)	The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$8,320. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible. The claim is in the first administrative instance.

•	There are other contingencies that have also been accrued, for which the involved amount is R$24,618; the risk is considered probable by management.

19.3.	Civil contingencies

	Amount
Risk	Telesp	Assist	Total
Remote	361,691	1,515	363,206
Possible	871,419	99	871,518
Probable	47,517	9	47,526

Total	1,280,627	1,623	1,282,250

The Company is involved in public class action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$551,539. The risks involved are considered possible by legal counsel. The claim is in the second administrative instance.

Telecomunicações de São Paulo S.A. - Telesp

20.	OTHER LIABILITIES

	Company		Consolidated
	Jun./2004	Mar./2004	Jun./2004	Mar./ 2004
Accrual for post-retirement benefit plans (Note 31)	88,058	85,226	88,060	85,228
Advances from customers	49,257	43,749	49,257	43,749
Amounts to be refunded to subscribers	41,580	38,673	45,283	42,347
Other debtors	21,236	21,553	34,880	34,909

Total	200,131	189,201	217,480	206,233

Current	91,513	83,040	95,285	86,842
Long term	108,618	106,161	122,195	119,391

21.	SHAREHOLDERS’ EQUITY

a)	Capital

Capital as of June 30, 2004 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, as follows:

Common shares	165,320,206,602
Preferred shares	328,272,072,739

Total outstanding shares	493,592,279,341

Book value per thousand shares outstanding - R$	24.91

Preferred shares are nonvoting but have priority in the redemption of capital and are entitled to dividends 10% higher than those attributable to common shareholders, as per article 7 of the Company’s bylaws and clause I, article 17, of Law No. 6,404/76, amended by Law No. 10,303/01.

b)	Dividends and interest on capital

On April 8, 2004, the Company published a notice for declaration of interim dividends and interest on capital for fiscal year 2004, as decided at the Board of Directors’ Meeting on April 7, 2004, subject to approval of Shareholders’ Meeting, and payment of interest on capital for fiscal year 2003 decided at the Annual Shareholders’ Meeting on March 25, 2004.

Interim dividends - fiscal 2004

The Company declared interim dividends in the amount of R$613,570 based on retained earnings of the last annual balance sheet, according to article 28 of the Company’s bylaws and articles 204 and 205 of Law No. 6,404/76.

Telecomunicações de São Paulo S.A. - Telesp

	Type of shares
	Common	Preferred (*)
Value per thousand shares - R$	1.165553	1.282108

(*)	10% higher than the value of each common share, according to article 7 of the Company’s bylaws.

Interim dividends will be included in mandatory minimum dividends for fiscal 2004, subject to shareholders’ approval, as provided for in sole paragraph, article 28 of the Company’s bylaws.

These dividends started being paid on April 23, 2004 to the holders of common and preferred shares who were in the Company’s records at the end of April 7, 2004.

Interest on capital - fiscal year 2004

The Company declared interest on capital in the amount of R$295,800, less withholding income tax at the rate of 15%, resulting in net interest of R$251,430, according to article 9 of Law No. 9,249/95 and CVM Resolution No. 207/96.

Value per thousand shares (R$)	Immune or exempt legal entities (gross amount)	Withholding income tax (15%)	Legal entities and individuals (net amount)
Common shares	0.561909	0.084286	0.477622
Preferred shares (*)	0.618100	0.092715	0.525385

(*)	10% higher than the value of each common share, according to article 7 of the Company’s bylaws.

Corresponding credits were posted to the Company’s accounting records on April 7, 2004, individually for each shareholder based on shares held at the end of April 7, 2004. The payment of this interest began on April 23, 2004.

According to sole paragraph, article 29 of the Company’s bylaws, interest on capital can be included in mandatory minimum dividends for fiscal 2004. Income tax-immune or exempt shareholders will receive this interest at gross amount, as per prevailing legislation, upon evidence of such condition, according to the notice to shareholders published on April 8, 2004.

Payment of interest on capital - fiscal year 2003

At the Annual Shareholders’ Meeting held on March 25, 2004, shareholders approved the payment of interest on capital for fiscal year 2003, started on April 23, 2004, to the holders of common and preferred shares based on their shares held on December 29, 2003, according to the Notice to Shareholders published on December 11, 2003. The amount approved for payment was R$1,100.000, less withholding income tax at the rate of 15%, resulting in net interest of R$935,000.

Telecomunicações de São Paulo S.A. - Telesp

Value per thousand shares (R$)	Immune or exempt legal entities (gross amount)	Withholding income tax (15%)	Legal entities and individuals (net amount)
Common shares	2.089588	0.313438	1.776150
Preferred shares (*)	2.298547	0.344782	1.953765

(*)	10% higher than the value of each common share, according to article 7 of the Company’s bylaws.

According to article 9 of Law No. 9,249/95 and item V of CVM Resolution No. 207/96, the net amount of interest on capital was computed in the amount of mandatory minimum dividends for fiscal year 2003.

22.	OPERATING REVENUE, NET

	Company		Consolidated
	Jun./2004	Jun./2003	Jun./2004	Jun./2003
Monthly charges	2,237,846	1,964,994	2,216,844	1,965,356
Installation	45,644	51,252	45,644	51,252
Local service	1,519,730	1,378,122	1,519,730	1,378,122

Domestic long distance	1,447,693	986,173	1,447,693	986,173

Intraregional	1,086,117	723,476	1,086,117	723,476
Interregional	361,576	262,697	361,576	262,697

International long distance	51,280	44,043	51,280	44,043
Network	2,016,447	1,749,955	2,021,611	1,749,955
Use of network	543,905	557,195	543,905	557,195
Public telephones	160,853	114,170	160,853	114,170
Business communication	455,116	266,594	455,249	266,594
Other	381,711	321,385	448,503	359,536

Gross operating revenue	8,860,225	7,433,883	8,911,312	7,472,396

Taxes on gross revenue	(2,397,821)	(1,978,016)	(2,407,758)	(1,980,898)

State VAT (ICMS)	(2,069,331)	(1,702,560)	(2,070,985)	(1,702,671)
PIS and COFINS (taxes on revenue)	(326,198)	(270,741)	(332,537)	(272,536)
Municipal services tax (ISS)	(2,292)	(4,715)	(4,235)	(5,685)
Other	—	—	(1)	(6)

Discounts	(66,463)	(35,956)	(66,463)	(35,956)

Net operating revenue	6,395,941	5,419,911	6,437,091	5,455,542

Notes:

LDN - National long distance.

LDI - International long distance.

Telecomunicações de São Paulo S.A. - Telesp

On July 6, 2003, the wireless operators implemented the Carriers Selection Code (CSP) on national (VC2 and VC3) and international long distance calls, according to SMP rules. The Company started recognizing revenues from these services and paying, in turn, wireless operators for the use of their networks.

On June 29, 2004, through Notices No. 45,011 and No. 45,012, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective July 2, 2004, except for the former Ceterp’s region which is July 3, 2004. Average increases were as follows:

Local: 6.89%.

Long distance: 3.20%.

Network usage fee for local interconnection (TU-RL): (-10.47%).

Network usage fee for long-distance interconnection (TU-RIU): 3.20%.

The basis used for this adjustment arises from the application, in 2003, of the injunction that determined the change of the index from the General Price Index - Internal Availability (IGP-DI) to the Broad Consumer Price Index (IPCA). However, based on a favorable decision of the Superior Court of Justice (STJ), operators are authorized to recover the original basis approved on June 30, 2003 by ANATEL. The implementation of this recovery is being discussed with ANATEL and government authorities.

23.	COST OF SERVICES PROVIDED

	Company		Consolidated
	Jun./2004	Jun./2003	Jun./2004	Jun./2003
Depreciation and amortization	(1,255,770)	(1,323,990)	(1,261,713)	(1,323,990)
Personnel	(89,633)	(133,986)	(90,835)	(134,148)
Materials	(18,419)	(26,183)	(18,572)	(26,368)
Network interconnection	(1,719,432)	(1,237,858)	(1,719,432)	(1,237,858)
Outside services	(421,111)	(376,385)	(426,526)	(388,952)
Cost of goods sold	(15,795)	—	(15,912)	—
Other	(81,665)	(87,551)	(81,601)	(88,153)

Total	(3,601,825)	(3,185,953)	(3,614,591)	(3,199,469)

24.	SELLING EXPENSES

	Company		Consolidated
	Jun./2004	Jun./2003	Jun./2004	Jun./2003
Depreciation and amortization	(3,738)	(2,992)	(3,738)	(2,992)
Personnel	(86,416)	(69,333)	(88,517)	(70,893)
Materials	(26,190)	(19,956)	(26,275)	(19,984)
Outside services	(387,544)	(245,636)	(426,909)	(256,050)
Provision for doubtful accounts	(218,971)	(217,720)	(221,198)	(220,423)
Other	(19,050)	(15,930)	(19,274)	(15,942)

Total	(741,909)	(571,567)	(785,911)	(586,284)

Telecomunicações de São Paulo S.A. - Telesp

25.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	Jun./2004	Jun./2003	Jun./2004	Jun./2003
Depreciation and amortization	(111,754)	(94,230)	(114,803)	(95,254)
Personnel	(92,641)	(127,358)	(94,267)	(127,787)
Materials	(5,512)	(9,690)	(5,552)	(9,723)
Outside services	(252,419)	(225,297)	(250,476)	(226,534)
Other	(11,998)	(25,020)	(12,431)	(25,109)

Total	(474,324)	(481,595)	(477,529)	(484,407)

26.	FINANCIAL EXPENSES, NET

	Company		Consolidated
	Jun./2004	Jun./2003	Jun./2004	Jun./2003
Financial income	285,059	1,401,090	285,817	1,403,853

Income from temporary cash investments	29,726	112,394	31,118	114,734
Gains on derivative transactions	194,004	323,369	194,004	323,369
Interest	33,965	46,581	33,087	46,795
Other	1,652	8,444	1,895	8,563
Monetary/exchange variations	25,712	910,302	25,713	910,392

Financial expenses	(775,299)	(1,748,194)	(777,797)	(1,748,452)

Interest on capital	(295,800)	—	(295,800)	—
Interest on liabilities	(125,607)	(263,290)	(127,668)	(263,299)
Losses on derivative transactions	(95,597)	(1,442,116)	(95,597)	(1,442,116)
Expenses on financial transactions	(38,690)	(42,473)	(39,126)	(42,720)
Monetary/exchange variations	(219,605)	(315)	(219,606)	(317)

Total	(490,240)	(347,104)	(491,980)	(344,599)

Telecomunicações de São Paulo S.A. - Telesp

27.	OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	Jun./2004	Jun./2003	Jun./2004	Jun./2003
Income	179,102	154,901	179,812	155,153

Technical and administrative services	27,207	24,740	25,682	23,617
Income from supplies	9,326	12,322	9,332	12,325
Dividends	5,915	7,615	7,917	8,780
Fines on telecommunication services	49,851	35,188	49,851	35,288
Recovered expenses	41,716	11,698	41,748	11,757
Reversal of reserve for contingencies	15,409	10,366	15,600	10,414
Other	29,678	52,972	29,682	52,972

Expenses	(298,968)	(286,010)	(298,639)	(293,597)

Supplies, including write-offs and adjustments to realizable value	(9,738)	(24,267)	(9,739)	(25,621)
Goodwill amortization - Ceterp	(16,022)	(16,022)	(16,022)	(16,022)
Donations and sponsorships	(7,411)	(3,825)	(7,414)	(3,838)
Taxes (except for income and social contribution taxes)	(114,981)	(102,776)	(114,608)	(102,914)
Provision for contingencies	(48,571)	(80,670)	(48,589)	(80,694)
Commissions on voice and data communication services (*)	(50,208)	(43,908)	(50,208)	(43,908)
Other	(52,037)	(14,542)	(52,059)	(20,600)

Total	(119,866)	(131,109)	(118,827)	(138,444)

(*)	This balance refers mainly to commissions to Telefônica Empresas S.A.

28.	NONOPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	Jun./2004	Jun./2003	Jun./2004	Jun./2003
Income	24,100	25,080	24,153	25,218

Proceeds from sale of property, plant and equipment	6,646	6,375	6,646	6,455
Fine	2,077	2,181	2,130	2,239
Unidentified taxes collected	15,377	16,524	15,377	16,524

Expenses	(7,045)	(3,852)	(7,051)	(3,900)

Cost of property, plant and equipment disposals	(7,026)	(3,537)	(7,032)	(3,585)
Other	(19)	(315)	(19)	(315)

Total	17,055	21,228	17,102	21,318

Telecomunicações de São Paulo S.A. - Telesp

29.	IN.COME AND SOCIAL CONTRIBUTION TAXES

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis. The taxes calculated on income as of the date of interim financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

Reconciliation of tax charge to the statutory tax rates

The table below is a reconciliation of the reported tax charge and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in June 2004 and 2003.

	Company		Consolidated
	Jun./2004	Jun./2003	Jun./2004	Jun./2003
Income before taxes	974,896	719,783	968,479	719,328

Social contribution tax
Social contribution tax expense	(87,741)	(64,780)	(87,163)	(64,740)
Permanent differences:
Equity pick-up	(894)	(362)	281	(390)
Difference in transferred tax credit rate (Note 6)	3,994	3,994	3,994	3,994
Nondeductible expenses, gifts, incentives and dividends received	(1,288)	164	(1,344)	269

Social contribution tax expense in the statement of income	(85,929)	(60,984)	(84,232)	(60,867)

Income tax
Income tax expense	(243,724)	(179,946)	(242,120)	(179,832)
Permanent differences:
Equity pick-up	(2,483)	(1,007)	781	(1,082)
Nondeductible expenses, gifts, incentives and dividends received	(2,196)	337	(2,343)	636
Other items- Incentives (cultural, employee meals and transport)	374	1,674	374	1,674

Corporate income tax expense in the statement of income	(248,029)	(178,942)	(243,308)	(178,604)

Grand total (corporate income tax + social contribution tax)	(333,958)	(239,926)	(327,540)	(239,471)

The components of deferred tax assets and liabilities on temporary differences are shown in Notes 6 and 15, respectively.

Telecomunicações de São Paulo S.A. - Telesp

30.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The principal balances with related parties are as follows:

	Consolidated
	Jun./2004	Mar./2004
ASSETS
Current assets	285,143	143,295

Trade accounts receivable	206,802	69,945
Other:
Other recoverable amounts	13,500	6,500
Receivables from related parties	64,841	66,850

Noncurrent assets	49,223	50,538

Receivables from related parties	49,223	50,538

Total assets	334,366	193,833

LIABILITIES
Current liabilities	265,731	305,555

Accounts payable	236,958	283,117
Other:
Consignments on behalf of third parties	1,215	1,504
Payables to related parties	27,558	20,934
Long-term liabilities	60,541	49,021

Payables to related parties	56,862	45,283
Other-
Other creditors	3,679	3,738

Total liabilities	326,272	354,576

	Consolidated
	Jun./2004	Mar./2004
STATEMENT OF INCOME
Revenue	193,137	66,252

Telecommunication services	171,950	55,963
Financial income	—	6,115
Other operating income	21,187	4,174

Costs and expenses	(1,250,452)	(168,455)

Cost of services provided	(959,120)	(33,931)
Selling	(192,534)	(56,147)
General and administrative	(50,827)	(35,804)
Financial expenses	—	(93)
Other operating expenses	(47,971)	(42,480)

Telecomunicações de São Paulo S.A. - Telesp

•	Trade accounts receivable include receivables for telecommunications services, principally from Telerj Celular S.A., Celular CRT S.A., Telefônica Empresas S.A., Atento Brasil S.A., Tele Centro Oeste Celular Participações S.A. and their subsidiaries, and Telesp Celular S.A. and for international long-distance services, principally from Telefónica de Argentina S.A.

•	Other in current assets refers to advances to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

•	Receivables from related parties in current and noncurrent assets are comprised of receivables from Telefônica Empresas S.A., Telefónica Internacional S.A., Telefônica S.A., Tele Sudeste Celular Participações S.A., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., Telefônica Data do Brasil Ltda., Terra Networks Brasil S.A. and other Group companies for services provided, consulting fees, salary and other expenses paid by the Company to be reimbursed by the respective companies.

•	Accounts payable include services provided primarily by Telefônica Procesos y Tecnologia de la Información, Atento Brasil S.A., Telerj Celular S.A., TeleBahia Celular S.A., Telefônica Empresas S.A., Tele-Leste Celular S.A., Telergipe Celular S.A., Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento Ltda., Telefônica Factoring do Brasil Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Global Telecom S.A., Celular CRT S.A., Telesp Celular S.A. and international long- -distance services provided by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A.

•	Payables to related parties in current and long-term liabilities are comprised mainly of consulting fees and management fee payable to Telefónica Internacional S.A., administrative services in the accounting, financial, human resources, equity, logistics and IT areas payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and voice and data communication services payable to Telefônica Empresas S.A.

•	Revenue from telecommunication services comprises mainly billings to Telesp Celular S.A., Telefônica Empresas S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

•	Other operating revenues include revenue from lease of equipment for the Switched IP and Speedy Link networks to Telefônica Empresas S.A. and network infrastructure leased to Telesp Celular S.A.

•	The balance of cost of services provided refers mainly to expenses of interconnection services provided by Telesp Celular S.A., Tele Sudeste Celular Participações S.A., CRT Celular S.A., Tele Leste Celular Participações S.A., Atento Brasil S.A. and Tele Centro Oeste Celular Participações S.A. and their subsidiaries, and administrative management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

•	The selling expenses balance refers mainly to data transmission services provided by Telefônica Empresas S.A., marketing services by Atento Brasil S.A., Internet services by Terra Networks Brasil S.A. and commissions paid to cellular telephony operators.

Telecomunicações de São Paulo S.A. - Telesp

•	The general and administrative expenses balance refers to administrative management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., agency commission expenses (“management fee”) to Telefónica Internacional S.A., data circuit leases with Telefônica Empresas S.A. and system development services by Telefônica Pesquisa e Desenvolvimento Ltda.

•	Other operating expenses refer to commissions on voice and data communication services provided by Telefônica Empresas S.A.

31.	POST-RETIREMENT BENEFIT PLANS

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, the plans managed by Sistel were multiemployer benefit plans. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the multiemployer plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

As from December 1999, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan) which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 61.4% of payroll of employees covered by the plan, of which 59.9% is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for funding all administrative expenses and plan maintenance, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In the period from January to June 2004, the Company made contributions to the PBS Telesp Plan in the amount of R$141 (R$117 in the same period in 2003) and the Visão Telesp Plan in the amount of R$9,239 (R$10,138 in the same period in 2003).

Telecomunicações de São Paulo S.A. - Telesp

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 42% of its employees. Assist’s contributions to that plan totaled R$99 (R$40 in the same period in 2003).

The Company recognized actuarial liabilities as provided in CVM Instruction No. 371 of December 13, 2000. The actuarial valuation of the plans was made using the projected unit credit method, based on the plan assets as of November 30, 2003 and November 30, 2002. For multiemployer plans (PAMA and PBS-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The accrual for the plans as of June 30 and March 31, 2004 is as follows:

Plan	Jun./2004	Mar./2004
PBS/Visão Telesp/CTB	36,256	34,827
PAMA	51,802	50,399

Total - Company	88,058	85,226
Visão Assist	2	2

Total consolidated	88,060	85,228

Shown below are expenses estimated for 2004 as per actuaries’ report:

Plan	Amounts
PBS/Visão Telesp/CTB:
Cost of current service	2,932
Interest cost	13,006
Expected return on plan assets	(9,855)
Employees’ contribution	(367)

Total - PBS/Visão Telesp/CTB	5,716

PAMA:
Cost of current service	77
Interest on actuarial liabilities	12,395
Expected return on plan assets	(6,860)

Total - PAMA	5,612

Total of plans	11,328

32.	INSURANCE

It is the policy of the Company and its subsidiaries to obtain insurance coverage for all high-risk assets and liabilities of significant values, based on management’s judgment, according to instructions of the Telefónica S.A. corporate program. The Company strictly complies with Brazilian legislation for contracting insurance.

Type	Insurance coverage
Operating risks (loss of profits)	US$	6,743,393,000
Optional third-party liability - vehicles	R$	1,000
ANATEL guarantee insurance	R$	30,759

Telecomunicações de São Paulo S.A. - Telesp

33.	FINANCIAL INSTRUMENTS

In compliance with the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary made an evaluation of the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Book and market values of financial instruments as of June 30 and March 31, 2004 are as follows:

	Consolidated
	Jun./2004		Mar./2004
	Book value	Market value	Book value	Market value
Loans and financing	(3,253,675)	(3,252,961)	(2,662,254)	(2,673,535)
Derivatives	(187,988)	(52,392)	(323,309)	(174,475)
Cash and cash equivalents	673,730	673,730	809,196	809,196
Portugal Telecom - direct and indirect interest through Aliança Atlântica	149,775	358,820	145,612	347,527

	(2,618,158)	(2,272,803)	(2,030,755)	(1,691,287)

The Company has investments carried under both the cost and equity methods. The net assets of the subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.42% in Portugal Telecom.

The Company has a direct interest of 0.64% and an indirect interest of 0.21% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of June 2004 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 8.87 euros (9.10 euros in March 2003):

	Consolidated
	Jun./2004		Mar./2004
	Book value	Market value	Book value	Market value
Portugal Telecom - direct interest	75,362	269,115	75,362	260,645
Portugal Telecom - indirect interest through Aliança Atlântica	74,413	89,705	70,250	86,882

	149,775	358,820	145,612	347,527

Telecomunicações de São Paulo S.A. - Telesp

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. As of June 30, 2004, 100% of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 99.9% of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. As of June 30, 2004, these transactions generated a net gain of R$98,407 (consolidated). The Company has recorded a liability of R$187,988 to reflect the unrealized temporary loss.

The historical value and market value of the Company’s net excess (exposure) to the exchange rate risk as of June 30, 2004 and March 31, 2004 are as follows:

	Consolidated
	Jun./2004		Mar./2004
	Historical value	Market value	Historical value	Market value
Liabilities
Loans and financing	3,253,675	3,252,961	2,662,254	2,673,535
Purchase commitments	85,296	85,296	52,554	52,554
Asset position on swaps	3,335,638	3,346,466	2,711,062	2,731,306

Net excess (exposure)	(3,333)	8,209	(3,746)	5,217

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

b)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

As of June 30, 2004, the Company had R$3,253,675 (R$2,662,254 as of March 31, 2004) of loans and financing in foreign currency, of which R$2,371,021 (R$1,741,911 as of March 31, 2004) was at fixed interest rates and R$882,654 (R$920,343 as of March 31, 2004) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI, in a way that the Company’s financial result is affected by the CDI. On the other hand, the Company invests its excess cash (temporary cash investments) of R$673,730 (R$809,196 as of March 31,

Telecomunicações de São Paulo S.A. - Telesp

2004) mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

The Company has a hedge against external variable interest rate risks on the financing obtained from JBIC - Japan Bank for International Cooperation. The Company continues monitoring market rates in order to evaluate the need to contract other derivatives to hedge against the volatility risk of external variable rates on the remaining balance.

As of June 30, 2004, the Company had swap transactions - CDI versus fixed rate - to partially hedge against internal interest rate fluctuations. Hedged operations mature in September 2004 and January 2005, totaling R$1,153,388 (R$1,593,738 as of March 31, 2004).

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates which affect the Company’s debt.

c)	Debt acceleration risk

As of June 30, 2004, most of the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been complying with by the Company in full and do not restrict its capacity to conduct its regular business.

d)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of June 30, 2004, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among creditworthy financial institutions.

* * * * * * * * * * * * * * * * *

William Cuenca Filho

Accountant

CRC - 1SP194341/O-7

* * * * * * * * * * * * * * * * *

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telecomunicações de São Paulo S.A. - Telesp

Management Comments on Consolidated Performance

June 30, 2004

(All amounts in millions of Brazilian reais - R$)

			Change
	Jun./04	Jun./03%		R$
Gross operating revenue	8,911.3	7,472.4	19.3%	1,438.9
Net operating revenue	6,437.1	5,455.5	18.0%	981.6
Cost of services provided	(3,614.6)	(3,199.5)	13.0%	(415.1)
Financial expense, net	(492.0)	(344.6)	42.8%	(147.4)
Operating expenses, net	(1,379.1)	(1,231.4)	13.7%	(165.7)
Income from operations	951.4	698.0	36.3%	253.4
Net income	936.7	479.9	95.2%	456.8

1.	Net operating revenue for the first semester of 2004 was R$6,437.1, against R$5,455.5 in the same period of the prior year, an increase of R$981.6 or 18%, due to the tariff adjustment based on the IPC-A since June 2003, the growth of the Speedy Service, as well as the long-distance services.

2.	Cost of services provided increased R$415.1 or 13%, mainly due to the increase in network interconnection expenses after the implementation of the Personal Mobile Service (PMS), increase in costs for telecommunications equipment maintenance provided by third parties and increase in expenses on sale of modems, offset by results of voluntary termination programs and reduction in the amounts of depreciation for obsolescence and assets already fully depreciated.

3.	Net financial expense was R$492.0 for the period, an increase of R$147.4, compared to the same period of 2003, mainly due to expenses of interest on capital, which were partially offset by the positive results of derivative transactions due to the high exchange rates in 2004 and the decrease in interest expenses due to the reduction in the Company’s average indebtedness. The Company also has hedge contracts with financial institutions to reduce the foreign exchange risk arising from the possibility of incurring losses due to exchange rate fluctuations.

A. Net financial expense YTD - R$			Change
	Jun./04	Jun./03%		R$
Results of financial operations	32.0	121.7	(73.7)	(89.7)
Results of hedge operations	98.4	(1,119.0)	(108.8)	1,217.4
CPMF (tax on bank transactions)	(38.1)	(40.9)	(6.8)	2.8
Interest - assets	33.1	46.8	(29.27)	(13.7)
Interest - liabilities	(127.7)	(263.3)	(51.5)	135.6
Monetary/Exchange variations	(193.9)	910.1	(121.3)	(1,104.0)
Interest on capital	(295.8)	—	—	(295.8)

Net financial expense	(492.0)	(344.6)	42.8	(147.4)

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4.	Income from operations increased 36.3%, compared to the same period last year. A significant portion of this result is due to the reduction in interest rates observed over the last 12 months and an efficient operating and financial management. Another factor contributing to this result was the expansion of the customer base for value-added services and the strict expense control.

5.	Operating data (*)

Principal operating data:

	Unit	Jun./04	Jun./03	Change - %
Installed lines and lines in installation	Lines	14,319,703	14,357,553	(0.3)
Lines in service	Lines	12,220,787	12,402,359	(1.5)
Local traffic:
Local call pulses	Thousand pulses	17,004,492	17,952,874	(5.3)
Local call pulses billed	Thousand pulses	12,005,409	12,664,577	(5.2)
Public telephones	Sets	330,844	331,044	(0.1)

(*)	Not reviewed by independent auditors.

6.	Expansion and investment projects

The Company submitted for appreciation of the Board of Directors the capital budget for 2004, in the amount of R$1,410,859 - consolidated, which was subsequently submitted to and approved by the General Shareholders’ Meeting held on March 25, 2004. The source of the funds will be the operations.

Until June 30, 2004, the Company had invested R$451,687 and the wholly-owned subsidiary Assist Telefônica S.A. had invested R$1,248. New capital expenditure commitments in the first half of 2004 are as follows:

Year of expenditure	Total commitments	Total budgeted
2004	596,883	638,209

6.1	Sales of telephone lines (*)

At the end of the first half of 2004, the Company had a total of 12,220,787 lines in service, of which 74.5% were residential, 12% nonresidential and 11% business, with the remainder representing public telephones.

6.2	Public telephones (*)

The Company maintains a public telephone system of 330,844 units to meet the needs of the population of the State of São Paulo, and to meet the requirements established by the regulatory agency.

(*)	Not reviewed by independent auditors.

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7.	ANATEL

7.1	Targets

The quality and universalization targets for fixed-line service (STFC) are available at ANATEL’s website: www.anatel.gov.br.

7.2 National and international long-distance operating authority

ANATEL recognized that the Company had met the universalization targets by more than two years in advance, which permitted the Company to receive the licenses to explore STFC for national and international long-distance calls throughout Brazil, thus expanding its frontiers. Subsequently ANATEL announced the authorization for the Company to provide STFC throughout Brazil, for national long-distance calls in Regions I, II and Sector 33 of Region III and international long-distance calls in all three regions. An injunction was granted to Embratel suspending the national long-distance calls originated in its concession area to Regions I (Telemar) and II (Brasil Telecom); however, this injunction was reversed by ANATEL, allowing the Company to provide services throughout Brazil.

In May 2003 the Company began offering local-call services in an additional six states, in addition to São Paulo, its original concession area. Later, the Company’s operations were expanded to cover the cities of Duque de Caxias, Nova Iguaçu and São Gonçalo (in the State of Rio de Janeiro), Aracajú (Sergipe), Vitória (Espírito Santo), Porto Alegre (Rio Grande do Sul), Curitiba (Paraná) and Florianópolis (Santa Catarina).

Operations in these cities mark the start of the progressive achievement of the targets established by ANATEL at the time the concession was granted for providing local services in regions outside the State of São Paulo, representing an advance in the accomplishment of universalization targets based on which the Company has become the first concessionaire to offer local telephony services outside its original area of operation.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code - CSC on national (VP2 and VP3) and international long-distance calls, under PMS rules. The Company began to recognize revenues from these services, and pay wireless operators for the use of their networks on these calls.

8.	iTelefônica

The Company, through its subsidiary Assist Telefônica S.A., started to provide internet access services in the State of São Paulo (the list with the cities is available on the web site “itelefonica.com.br”).

After several tests conducted in cities in the State of São Paulo since September 29, 2002, on July 13, 2003, Telefônica officially launched the provider iTelefonica in the entire State.

9.	Economy and Super-economy Lines

As of July 14, 2004, Telesp announced to its customers and users in general the launch of a promotion through alternative plans for local service - the Economy Line and the Super- -economy Line - and for National Long-distance Service from fixed terminals in its concession area - the Economy Line Card. With the Economy Line, the customer pays a subscription of R$22.30 and can make fixed-to-fixed local calls charged to a monthly account. To make long-distance calls or to call cellular phones, a prepaid card with calling credits must be purchased.

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With the Super-economy Line, the customer pays a subscription of R$11.15 and the telephone only receives calls. To make any calls, a prepaid card is required. Some of these prices are promotional and are valid for new customers until July 31, or until an inventory of 200,000 available lines is exhausted.

10.	Additional information

For further details of the Company’s performance, please refer to the Press Release on the site www.telefonica.com.br.

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N1982*.*

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: September 1, 2004.	By:	/s/ Charles E. Allen
Name: Charles E. Allen
Title: Investor Relations Director